Mail Stop 3561

August 29, 2007

<u>Via U.S. Mail</u>

Jason Reid
President and Chief Executive Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York 10001

Re: Coda Octopus Group, Inc.
          Amendment No. 2 to Registration Statement on Form SB-2
          Filed August 17, 2007
          File No. 333-143144

Dear Mr. Reid,

          We have reviewed your responses to the comments in our letter dated August 8,
2007 and have the following additional comments. Please note that all page references
below correspond to the marked version of your filing.

<u>General</u>

1.   We note your response to our prior comment number 3 and revised disclosure on
     pages 16 and 23. Please file your contract with the Department of Defense as an
     exhibit to your registration statement and describe its material terms in your
     prospectus. See Item 601(b)(10) of Regulation S-B. Your description should
     include the circumstances under which the "additional options" will be fully funded
     such that you would deliver 7 additional systems. Alternatively, tell us why you
     believe that filing the contract and describing its terms is not required.

<u>Part II</u>

<u>Item 26. Recent Sales of Unregistered Securities, page II-1</u>

2.   We note your disclosure in the final paragraph of this Item that you relied on the
     exemption from registration provided by Section 4(2) of the Securities Act of 1933
     in connection with each of the securities issuances listed. For each issuance, please

disclose additional details about the purchasers and other aspects of the transaction tending to support your reliance on Section 4(2).

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Marc J. Ross, Esq.
        Fax: (212) 930-9725